UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wag! Group Co.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

93042P109

(CUSIP Number)

Lizette Pérez-Deisboeck

Battery Ventures

One Marina Park Drive, Suite 1100

Boston, MA 02210

(617) 948-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Ventures XI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,496,758 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,496,758 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,758 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Battery Ventures XI-A, L.P. (“BV11-A”), Battery Ventures XI-B, L.P. (“BV11-B”), Battery Ventures XI-A Side Fund, L.P. (“BV11-A SF”), Battery Ventures XI-B Side Fund, L.P. (“BV11-B SF”), Battery Investment Partners XI, LLC (“BIP11”), Battery Partners XI, LLC (“BP11”), Battery Partners XI Side Fund, LLC (“BP11SF”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Jesse Feldman (“Feldman”), Russel Fleischer (“Fleischer”), Roger H. Lee (“Lee”), Chelsea Stoner (“Stoner”), Dharmesh Thakker (“Thakker”), and Scott R. Tobin (“Tobin”). The foregoing individuals are collectively referred to as the “BV Managing Members” and, together with the foregoing entities, the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held directly by BV11-A. BP11 is the general partner of BV11-A and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Ventures XI-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 395,478 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 395,478 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 395,478 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held directly by BV11-B. BP11 is the general partner of BV11-B and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Ventures XI-A Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,555,040 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,555,040 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,555,040 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held directly by BV11-A SP. BP11SF is the general partner of BV11-A SF and the BV Managing Members are the managing members of BP11SF. Each of BP11SF and the BV Managing Members shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Ventures XI-B Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 337,196 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 337,196 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,196 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held directly by BV11-B SP. BP11SF is the general partner of BV11-B SF and the BV Managing Members are the managing members of BP11SF. Each of BP11SF and the BV Managing Members shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Investment Partners XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 69,368 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 69,368 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,368 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Shares are held directly by BIP11. BP11 is the managing member of BIP11 and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Partners XI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,961,604 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,961,604 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,961,604 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; and (iii) 69,368 shares held by BIP11. BP11, as the general partner of each of BV11-A and BV11-B and the managing member of BIP11, shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Battery Partners XI Side Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,892,236 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,892,236 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,892,236 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,555,040 shares held by BV11A-SF and (ii) 337,196 shares held by BV11-B SF. BP11SF, as the general partner of each BV11A-SF and BV11B-SF, shares voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Neeraj Agrawal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Michael Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Jesse Feldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Russel Fleischer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Roger H. Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Chelsea R. Stoner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Dharmesh Thakker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Scott R. Tobin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,853,840 shares (2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,853,840 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,853,840 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,496,758 shares held by BV11-A; (ii) 395,478 shares held by BV11-B; (iii) 1,555,040 shares held by BV11A-SF; (iv) 337,196 shares held by BV11-B SF; and (v) 69,368 shares held by BIP11. BP11 is the general partner of each of BV11-A and BV11-B and the managing member of BIP11. BP11SF is the general partner of each BV11A-SF and BV11B-SF. The BV Managing Members, as managing members of each of BP11 and BP11SF, share voting and investment authority over these shares.

(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Wag! Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Francisco Street, Suite 360, San Francisco, CA 94133. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	Battery Ventures XI-A, L.P. (“BV11-A”), Battery Ventures XI-B, L.P. (“BV11-B”), Battery Ventures XI-A Side Fund, L.P. (“BV11-A SF”), Battery Ventures XI-B Side Fund, L.P. (“BV11-B SF”), Battery Investment Partners XI, LLC (“BIP11”), Battery Partners XI, LLC (“BP11”), Battery Partners XI Side Fund, LLC (“BP11SF”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Jesse Feldman (“Feldman”), Russel Fleischer (“Fleischer”), Roger H. Lee (“Lee”), Chelsea Stoner (“Stoner”), Dharmesh Thakker (“Thakker”), and Scott R. Tobin (“Tobin”). The foregoing individuals are collectively referred to as the “BV Managing Members” and, together with the foregoing entities, the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is One Marina Park Drive, Suite 1100, Boston, MA 02210.

(c)	The principal business of the Reporting Persons is venture capital investments. Agrawal, Brown, Feldman, Fleischer, Lee, Stoner, Thakker, and Tobin are the sole managing members of each of BP11, the general partner of BV11-A and BV11-B and managing member of BIP11, and BP11SF, the general partner of BV-11A SF and BV-11B SF.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Agrawal, Brown, Feldman, Fleischer, Lee, Stoner, Thakker, and Tobin are citizens of the United States of America. BV11-A, BV11-B, BV-11A SF and BV-11B SF are limited partnerships organized under the laws of the State of Delaware. BIP11, BP11 and BP11SF are limited liability companies organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Since April 20, 2017, the Reporting Persons invested in multiple series of preferred stock of Wag Labs, Inc., a privately held Delaware corporation (after the Closing (as defined below), “Legacy Wag”).

On August 9, 2022, pursuant to that certain Business Combination Agreement, dated as of February 2, 2022, (the “Business Combination Agreement”) by and among the CHW Acquisition Corporation, a Cayman Islands exempted company (“CHW”), CHW Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of CHW (“Merger Sub”), and Legacy Wag, Merger Sub merged with and into Legacy Wag, with Legacy Wag surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Closing”), each issued and outstanding share of Series C Preferred Stock of Legacy Wag was automatically converted on a 1-for-0.97 basis and each share of Series P Preferred Stock of Legacy Wag was automatically cancelled and converted on a 1-for-1 basis into Common Stock of the Issuer.

As a result of the foregoing, the shares of capital stock of Legacy Wag beneficially held by the Reporting Persons were converted into an aggregate of 3,853,840 shares of Common Stock of the Issuer.

In accordance with the terms of the Business Combination Agreement, up to 10,000,000 shares of Common Stock will be issued at a future date should the Common Stock achieve certain tiered trading price thresholds during the three year period immediately following the date of the Closing (the “Earnout Shares”). BV11-A, BV11-B, BV-11A SF, BV-11B SF and BIP11 have the contingent right to receive up to 459,325, 121,364, 477,210, 103,479 and 21,288 Earnout Shares, respectively. Such Earnout Shares are excluded from the Reporting Persons’ beneficial ownership as reported herein because the Reporting Persons do not currently have the right to acquire any Earnout Shares.

The securities of Legacy Wag held by BV11-A, BV11-B, BV-11A SF, BV-11B SF and BIP11 and exchanged for Common Stock in the Business Combination were purchased for an aggregate purchase price of $23.0 million. The funds used by BV11-A, BV11-B, BV-11A SF and BV-11B SF to acquire the securities described above were obtained from their general and limited partners. The funds used by BIP11 to acquire the securities described above were obtained from its members.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Roger H. Lee, a Managing Member of BP11 and BP11SF, is a member of the board of directors of the Issuer. As a director of the Issuer, Lee may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of August 19, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
BV11-A (1)	1,496,758		1,496,758		1,496,758	1,496,758	3.9%
BV11-B (2)	395,478		395,478		395,478	395,478	1.0%
BV11-A SF (3)	1,555,040		1,555,040		1,555,040	1,555,040	4.1%
BV11-B SF (4)	337,196		337,196		337,196	337,196	0.9%
BIP11 (5)	69,368		69,368		69,368	69,368	0.2%
BP11 (1)(2)(3)			1,961,604		1,961,604	1,961,604	5.2%
BP11SF (4)(5)			1,892,236		1,892,236	1,892,236	5.0%
Agrawal (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Brown (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Feldman (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Fleischer (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Lee (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Stoner (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Thakker (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%
Tobin (1)(2)(3)(4)(5)			3,853,840		3,853,840	3,853,840	10.2%

(1)	Includes 1,496,758 shares of Common Stock held directly by BV11-A. BP11 is the general partner of BV11-A and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(2)	Includes 395,478 shares of Common Stock held directly by BV11-B. BP11 is the general partner of BV11-B and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(3)	Includes 1,555,040 shares of Common Stock held directly by BV11-A SP. BP11SF is the general partner of BV11-A SF and the BV Managing Members are the managing members of BP11SF. Each of BP11SF and the BV Managing Members shares voting and investment authority over these shares.

(4)	Includes 337,196 shares of Common Stock held directly by BV11-B SP. BP11SF is the general partner of BV11-B SF and the BV Managing Members are the managing members of BP11SF. Each of BP11SF and the BV Managing Members shares voting and investment authority over these shares.

(5)	Includes 69,368 shares of Common Stock held directly by BIP11. BP11 is the managing member of BIP11 and the BV Managing Members are the managing members of BP11. Each of BP11 and the BV Managing Members shares voting and investment authority over these shares.

(6)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up

In connection with entering into the Business Combination Agreement, CHW, BV11-A, BV11-B, BV-11A SF, BV-11B SF, BIP11 and certain other stockholders entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the stockholders party to these agreements, including BV11-A, BV11-B, BV-11A SF, BV-11B SF and BIP11, are contractually restricted from selling, transferring, or publicly announcing any intention to sell or transfer any Common Stock without the prior written consent of the Audit Committee of the Issuer’s Board of Directors and subject to certain exceptions. Such lockup restrictions began on the Closing and end on the date that is the earlier of (x) 180 days after the Closing Date and (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of the Issuer’s stockholders having the right to exchange their shares for cash, securities or other property.

The foregoing description of the lock-up provisions is a summary only and is qualified in its entirety by the full text of the form of Lock-Up Agreement, a copy of which is filed herewith as Exhibit C and incorporated herein by reference.

Registration Rights

In connection with the Closing, the Issuer, CHW Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), certain equity holders of CHW prior to the Closing (together with the Sponsor, the “CHW Holders”) and certain equity holders of Legacy Wag prior to the Closing, including BV11-A, BV11-B, BV-11A SF, BV-11B SF and BIP11 (the “Wag Holders,” together with the CHW Holders, the “Registration Rights Holders”) entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”) within 30 calendar days after the Closing, and to use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the CHW Holders can demand up to three underwritten offerings and certain of the Wag Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to four block trades within any 12-month period and will be entitled to customary piggyback registration rights.

The foregoing description is qualified in its entirety by the full text and form of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Business Combination Agreement (incorporated by reference to Annex A to the Proxy Statement on Form 424(b)(3), filed with the SEC on July 13, 2022).

C.	Form of Lock-Up Agreement (incorporated by reference to Annex K to the Proxy Statement on Form 424(b)(3), filed with the SEC on July 13, 2022).

D.	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex D to the Proxy Statement on Form 424(b)(3), filed with the SEC on July 13, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2022

BATTERY VENTURES XI-A, L.P.

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY VENTURES XI-B, L.P.

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY INVESTMENT PARTNERS XI, LLC

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY PARTNERS XI, LLC

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY VENTURES XI-A SIDE FUND, L.P.

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY VENTURES XI-B SIDE FUND, L.P.

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

BATTERY PARTNERS XI SIDE FUND, LLC

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

NEERAJ AGRAWAL

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

MICHAEL BROWN

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

JESSE FELDMAN

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

RUSSELL FLEISCHER

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

ROGER H. LEE

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

CHELSEA R. STONER

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

DHARMESH THAKKER

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

SCOTT R. TOBIN

By:	/s/ Christopher Schiavo
Name: Christopher Schiavo
Title: Attorney-in-Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement